                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)





                              VOXCOM HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    928957109
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                                 (CUSIP Number)


                                  June 11, 1998
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

CUSIP No.       928957109                                 13G
                ---------

1.       Name of Reporting Person

                  Dominion Capital Fund, Limited

         I.R.S. Identification No. of Above Person (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [x]

3.       SEC Use Only



4.       Citizenship or Place of Organization

                  Bahamas

Number of Shares           5.   Sole Voting Power

 Beneficially                               2,692,843 (see Note A)

Owned by Each              6.   Shared Voting Power

Reporting Person                            N/A

     With                  7.   Sole Dispositive Power

                                            2,692,843 (see Note A)

                           8.   Shared Dispositive Power

                                            N/A

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,692,843 (see Note A)

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares      [ ]

11.      Percent of Class Represented by Amount in Row 9

                  30.2% (see Note A)

12.      Type of Reporting Person

                  CO


ITEM 1            (a)      NAME OF ISSUER

                           VOXCOM HOLDINGS, INC.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           8115 Preston Road, Eighth Floor - East
                           Dallas, TX 75225

ITEM 2            (a)      NAME OF PERSON FILING

                           Dominion Capital Fund, Limited

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE

                           c/o Citco Fund Services, Bahamas Financial Centre,
                             3rd Floor
                           Charlotte & Sherley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas

                  (c)      CITIZENSHIP

                           Bahamas

                  (d)      TITLE OF CLASS OF SECURITIES

                           Common Stock, $.0001 par value

                  (e)      CUSIP NUMBER

                           928957109

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      [ ] Broker or dealer registered under section 15 of the Act

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act

         (c)      [ ] Insurance company as defined in section 3(a)(19) of the
                      Act

         (d)      [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940

         (e)      [ ] An investment adviser in accordance with
                      Rule 13d-1(b)(1)(ii)(E)

         (f)      [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g)      [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h)      [ ] A savings association as defined in section 3(b) of the
                      Federal Deposit Insurance Act

         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4            OWNERSHIP

         (a)      Amount beneficially owned:

                  2,692,843 (see Note A)

         (b)      Percent of class:

                  30.2% (see Note A)

         (c) Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:
                        2,692,843 (see Note A)

                  (ii)  Shared power to vote or to direct the vote:
                        N/A

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,692,843 (see Note A)

                  (iv) Shared power to dispose or to direct the disposition of:
                        N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10           CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          December 30, 1998
                                  ----------------------------------------------
                                                    (Date)

                                  DOMINION CAPITAL FUND, LIMITED


                                  By: /s/ Nina Ray
                                  ----------------------------------------------
                                                  (Signature)


                                  INTER CARIBBEAN SERVICES
                                  (BAHAMAS) LTD., DIRECTOR
                                  ----------------------------------------------
                                                  (Name/Title)

                                     NOTE A


This Form 13G represents ownership by Reporting Person of 170,475 shares (2.7%) of the Common Stock (including shares issued and shares to be issued in connection with a recent conversion of Series B Convertible Preferred Stock ("Series B Stock")) of the Issuer.

In addition, Reporting Person holds Series B Stock having a liquidation preference of $1,917,000. Under the terms of the Certificate of Designations for the Series B Stock, shares of Series B Stock are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to (x) 120% of the average closing bid of a share of Common Stock of the Issuer during the 5 trading days prior to the purchase of the Series B Stock, or (y) 80% of the average of the closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion.. Such shares Series B Stock, however, are not currently fully convertible into shares of Common Stock of the Issuer by the holders, because of
Section 2(i) of the Securities Purchase Agreement between Reporting Person and the Company restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the holder and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock at about $0.95 per share, be able to convert its Series B Stock into 2,522,368 shares of Common Stock.

If all of the Series B Stock were currently convertible and converted, the Reporting Person's total shares of Common Stock (including shares issued and shares to be issued in connection with a recent conversion of Series B Stock) would be 2,692,843 shares (30.2%).

The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

Notwithstanding anything to the contrary contained herein, Reporting Person specifically disclaims any intent to acquire any shares of Common Stock to the extent the sum of (1) the number of shares of Common Stock beneficially owned by Reporting Person and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series B Stock), and (2) the number of shares of Common Stock issuable upon the conversion of the Series B Stock with respect to which the determination of this proviso is being made, would result in beneficial ownership by Reporting Person and its affiliates of more than 9.99% of the outstanding shares of Common Stick (after taking into account the shares to be issued to Reporting Person upon such conversion), or would otherwise subject Reporting Person to any of the provisions of ss.16(b) of the Securities Exchange Act of 1934.